Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 12 DATED MARCH 16, 2020 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 12 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019, Supplement No. 5 dated September 30, 2019, Supplement No. 6 dated October 15, 2019, Supplement No. 7 dated November 15, 2019, Supplement No. 8 dated December 16, 2019, Supplement No. 9 dated January 15, 2020, Supplement No. 10 dated February 14, 2020 and Supplement No. 11 dated March 11, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2020, the first business day of the month;
•	to disclose the calculation of our NAV per share as of February 29, 2020; and
•	to provide an update on the status of our current public offering

April 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2020, the first business day of the month, (and repurchases as of March 31, 2020) is as follows:

Transaction Price (per share)
Class A	$25.0577
Class T	$25.0568
Class S	$25.0082
Class D	$25.0529
Class I	$25.0577

As of February 29, 2020, we had not sold any Class S shares. The April 1, 2020 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of February 29, 2020. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 29, 2020 that would have a material impact on our NAV per share.

February 29, 2020 per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2020.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of February 29, 2020, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of February 29, 2020 ($ and shares in thousands, except per share data):

Components of NAV	February 29, 2020
Commercial mortgage loans	$563,322
Real estate securities	156,148
Cash and cash equivalents and restricted cash	39,383
Other assets	6,971
Repurchase agreements - commercial mortgage loans	(360,612)
Repurchase agreements - real estate securities	(115,368)
Due to related parties	(1,726)
Distributions payable	(1,786)
Interest payable	(549)
Accrued stockholder servicing fees (1)	(12)
Other liabilities	(752)
Net asset value	$285,019
Number of outstanding shares	11,397
Aggregate NAV per share	$25.0082

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of February 29, 2020, we have accrued under GAAP $529 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold and $105 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold. As of February 29, 2020, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 29, 2020 ($ and shares in thousands, except per share data):

NAV Per Share	Class A	Class T	Class D	Class I
Net asset value	$13,341	$8,531	$1,211	$8,117
Number of outstanding shares	532	340	48	324
NAV per share as of February 29, 2020	$25.0577	$25.0568	$25.0529	$25.0577

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On March 2, 2020, we issued and sold 231,923 shares of our common stock (consisting of 120,216 Class A shares, 56,380 Class T shares, 1,596 Class D shares, and 53,731 Class I shares) in our public offering, resulting in gross proceeds of $6,051,385. As of the date hereof, we have issued and sold (including DRIP shares) a total of 1,475,848 shares of our common stock (consisting of 652,618 Class A shares, 396,828 Class T shares, 49,918 Class D shares, and 376,484 Class I shares) in our public offering, resulting in gross proceeds of $38,271,579. We intend to continue selling shares in our public offering on a monthly basis.